Exhibit (a)(1)(viii)

[FORM OF LETTER/E-MAIL REGARDING ACCEPTANCE OF TENDER]

E-mail address:

Subject: Acceptance of Tender

Dear Concord Employee:

     On behalf of Concord Communications, Inc. (“Concord”), I am writing to you regarding Concord’s recent offer to purchase for cash outstanding options granted under Concord’s 1997 Stock Plan, as amended, with an exercise price equal to or greater than $25.00 per share. All capitalized terms used in this letter that are not defined herein have the meaning given to those terms in that certain Offer to Purchase dated as of September 27, 2004.

     The Offer expired on _______________. Promptly after the expiration of the Offer and pursuant to the terms and conditions of the Offer, Concord accepted for purchase all properly tendered and not validly withdrawn Eligible Options, which Eligible Options represented the right to purchase up to an aggregate of _________shares of Concord’s common stock. This number represents ___% of the Eligible Options outstanding at the time the Offer was made. Upon the terms and subject to the conditions of the Offer, Concord will pay as soon as practicable an aggregate option purchase price of $______for such tendered Eligible Options.

     We are pleased to inform you that we have accepted your Letter of Transmittal in connection with the Offer. We hereby confirm that we have accepted your Letter of Transmittal and have terminated the Eligible Options that you elected to tender. You now have the right to receive cash upon the terms and subject to the conditions of the Offer to Purchase, which will be paid to you as soon as practicable in accordance with our regular payroll procedures.

     Enclosed for your records is an option report confirming the Eligible Options that you tendered and we accepted.

     If you have any questions, please contact me at (508) 303-4396.

Sincerely,

Kelly Konash